EXHIBIT 12.1

	December 31,
	2008	2007	2006	2005	2004
Ratio of Earnings to Fixed Charges

Excluding interest on deposits	$5.84	$6.95	$7.82	$9.11	$8.20
Including interest on deposits	1.58	1.54	1.74	2.20	2.07

Income before income taxes	12,261	13,577	13,789	14,048	9,531
Fixed Charges
Interest on short-term borrowings & Long-
term debt	2,392	2,141	1,884	1,609	1,213
amortization of debt expense	-	-	-	-	-
capitalized interest	-	-	-	-	-
one-third of net rental expense	144	141	138	123	111
Total Fixed Charges	$2,536	$2,282	$2,022	$1,732	$1,324

Interest on Deposits	$18,442	$22,669	$16,557	$9,957	$7,624

Rental Expense	$435	$426	$419	$374	$336